Exhibit 99.4

PROFOUND MEDICAL ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS VOTING RESULTS

TORONTO, ON, May 18, 2022 – Profound Medical Corp. (TSX: PRN; NASDAQ: PROF) (“Profound” or the “Company”) is pleased to announce the voting results from its Annual and Special Meeting of Shareholders that was held today (the “Meeting”). A total of 12,858,319 common shares, representing 61.880% of the common shares outstanding, were represented in person and by proxy at the Meeting.

All of the matters put forward before the shareholders, as set out in the Company’s management information circular dated April 8, 2022 (the “Information Circular”), were approved by the requisite majority of votes cast at the Meeting.

Election of Directors

At the meeting, the shareholders of the Company elected all seven nominees for the board of directors (the “Board”). Detailed results of the voting in respect of the election of directors are as follows:

Nominee	For	% For	Withheld	% Withheld
Arun Menawat	8,628,073	96.314%	330,210	3.686%
Brian Ellacott	8,688,688	96.991%	269,595	3.009%
Kenneth Galbraith	8,689,923	97.004%	268,360	2.996%
Cynthia Lavoie	8,924,928	99.628%	33,355	0.372%
Murielle Lortie	8,924,928	99.628%	33,355	0.372%
Arthur Rosenthal	8,555,913	95.508%	402,370	4.492%
Kris Shah	8,924,593	99.624%	33,690	0.376%

Other Matters

The Company’s shareholders also approved the appointment of PricewaterhouseCoopers LLP as the auditor for the Company to hold office until the close of the next annual meeting or until its successor is duly appointed, at such remuneration as may be determined by the board of directors and an ordinary resolution approving all unallocated options under the Company’s share option plan, as more particularly described in the Information Circular. Detailed voting results for all resolutions will be posted under the Company’s profile at www.sedar.com.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer

Investor Relations

skilmer@profoundmedical.com

T: 647-872-4849